Exhibit 3.2.6

PIEDMONT MINING COMPANY, INC.
Amendment of Bylaws
Adopted April 7, 1989 bv the Board of Directors

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby amend the Bylaws of the corporation by adding the following Section 10 to Article III thereof:

Section 10. Indemnification. Any person who at any time serves or has served as a Director of the corporation shall have a right to be indemnified by the corporation to the fullest extent permitted by law against (a) litigation expenses, including reasonable attorneys' fees, actually and necessarily incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of the corporation, arising out of his status as such Director, or his status as an officer, employee or agent of the Corporation, or his service, at the request of the Corporation, in such capacity for any other corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, or his activities in any of the foregoing capacities, and (b) any liability incurred by him, including without limitation, satisfaction of any judgment, money decree, fine , penalty or settlement, for which he may have become liable in connection with any such action, suit or proceeding.

The Board of Directors of the Corporation shall take all such action as may be necessary and appropriate to authorize the Corporation to pay the indemnification required by this Bylaw, including without limitation, to the extent necessary, (a) making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him and (b) giving notice to and obtaining approval by the shareholders of the corporation.

Expenses incurred by a Director in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director to pay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation against such expenses.

Any person who at any time after the adoption of this Bylaw serves or has served as a Director of the Corporation shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the right of indemnification provided herein. Such right shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the provisions of this Bylaw.

Any person who is entitled to indemnification by the Corporation hereunder shall also be entitled to reimbursement of reasonable costs, expenses and attorneys' fees incurred in obtaining such indemnification.

This Section 10 shall not be construed to limit or impair any right to indemnity or reimbursement, or any exculpation from liability, which any person entitled hereunder may otherwise have under applicable law, under the Articles of Incorporation of the Corporation, by contract, or otherwise.